  EXHIBIT 3.1

__________________________________________

AMENDED AND RESATATED CERTIFICATE OF DESIGNATION

OF

AUTHENTIC HOLDINGS, INC.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

______________________________________

SERIES B PREFERRED STOCK

On behalf of Authentic Holdings, Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”) and the Holders of the outstanding shares of Series B Preferred Stock of the Corporation:

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, out of the one million (1,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation authorized by the Articles of Incorporation (“Preferred Stock”), a series of Series B Preferred Stock, consisting of four hundred thousand (400,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series B Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as “Series B Preferred Stock.” The number of shares constituting the Series B Preferred Stock shall be four hundred thousand (400,000) shares. The Series B Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Corporation now or hereafter outstanding.

2. Dividends. The holders of shares of Series B Preferred Stock have no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose.

3. Liquidation Preference.

(a) In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Series B Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation on an equal basis per share with the holders of the Common Stock and the holders of Series C Preferred Stock.

(b) A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a “Change in Control Event”), shall not be deemed to be a Liquidation for purposes of this Designation.

1

4. Voting.  The Holders of Series A Preferred Stock shall have the right to cast 10,000 votes for each share held of record on all matters submitted to a vote of holders of the Corporation’s Common Stock, including the election of directors, and all other matters as required by law.  There is no right to cumulative voting in the election of directors.  The holders of Series A Preferred Stock shall vote together with all other classes and series of Common Stock of the Corporation as a single class on all actions to be taken by the Common Stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

5. Conversion of Series B Preferred Stock. The Holders of Series B Preferred Stock shall not have conversion rights.

6. No Preemptive Rights. No holder of the Series B Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

7. Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the majority holders (in addition to any other corporate approvals then required to effect such action), shall be required for any change to this Certificate of Designation or the Company’s Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series B Preferred Stock.

8. Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series B Preferred Stock into Common Stock.

9. Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series B Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF the undersigned has signed this Designation this 27th day of June 2023.

Authentic Holdings, Inc.

By:	/s/ Chris Giordano
Name:	Chris Giordano
Title:	President

2